                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               SL INDUSTRIES, INC.
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    784413106
                                    ---------
                                 (CUSIP Number)

            James H. Carll, Archer & Greiner, One Centennial Square,
                      Haddonfield, NJ 08033 (609-795-2121)
            --------------------------------------------------------
                          (Name, Address and Telephone
                           Number of Person Authorized
                             to Receive Notices and
                                 Communications)

                                 March 12, 1997
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)
                                Page 1 of 6 Pages

-------------------------------------------------------------------------------
CUSIP No. 784413106

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 UM INVESTMENT CORPORATION             51-0266463
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)  [ ]
           (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
                                                     WC
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                    DELAWARE
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      370,500
BENEFICIALLY   |--------------------------------------------------------------
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      --
 REPORTING     |--------------------------------------------------------------
PERSON WITH    |  9  |   SOLE DISPOSITIVE POWER
               |     |                                      370,500
               |--------------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      --
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            370,500
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                           [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            6.4%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
                                                            CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 784413106
------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    UM Holdings, Ltd. 22-1982496
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)  [ ]
           (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
                                                   WC
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    New Jersey
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      Zero
BENEFICIALLY   |--------------------------------------------------------------
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      Zero
 REPORTING     |--------------------------------------------------------------
PERSON WITH    |  9  |   SOLE DISPOSITIVE POWER
               |     |                                      Zero
               |--------------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      Zero
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            Zero
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                           [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            Zero
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
                                                       HC and CO
------------------------------------------------------------------------------

         The Statement on Schedule 13D dated July 18, 1996 is hereby amended to add the information set forth below:

         Item 3 - Source and Amount of Funds or Other Consideration.
               Item 3 of Schedule 13D is amended to add the following paragraph:

         "Internal funds in the approximate amount of $403,000 were utilized to fund the purchases of the 58,400 shares of the Common Stock referred to in Item 5 of this Amendment No. 1."

         Item 4 - Purpose of Transactions.
               Item 4 of Schedule 13D is amended to add the following paragraph:

         "A representative of UM has had informal discussions with representatives of SL concerning the possibility of a designee of UM joining SL's Board of Directors. UM may in the future determine to make a formal request to SL in this regard."

         Item 5- Interest in Securities of the Issuer.
               Item 5 of Schedule 13D is amended by deleting the first and fourth paragraphs thereof and substituting therefor the following:

         "UM Investment beneficially owns 370,500 shares of the Common Stock, representing 6.4% of the outstanding Common Stock (based upon the outstanding shares as indicated in SL's most recent available filing with the Securities and Exchange Commission)."

         "Within the past 60 days, UM Investment purchased shares of the Common Stock on the dates, in the amounts and at the prices set forth below. Each transaction was a market transaction by brokers acting on its behalf. No other transactions in the Common Stock were effected during the past 60 days by UM Investment or UM or, to the best of UM's knowledge, by any of the persons listed on Schedule I hereto.

                                 # of Shares                 Price Per
          Date                    Purchased                    Share
          ----                    ---------                    -----

         2/11/97                    46,500                     $6-7/8
         3/12/97                    11,900                     $6-7/8"




















                           [Intentionally Left Blank]

         After reasonable enquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 12, 1997
--------------------
Date


/s/  John Aglialoro
--------------------
Signature


John Aglialoro
Chairman
UM Holdings, Ltd. and
UM Investment Corporation
--------------------
Name/Title








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